FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 165d-16

of the Securities Exchange Act of 1934

For the Month of September, 2004

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant's Name into English)

3 Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv   • ISRAEL

(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F  X  Form 40-F

Registrant's press release dated September 26, 2004.

SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD.
(Registrant)
By: /s/ Tal Raz
Tal Raz

Dated: September 27, 2004